UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

ANNOUNCEMENT OF CLOSURE OF PUBLIC DISTRIBUTION OF DEBENTURES
“This announcement is only for information purposes and, therefore, shall not be construed as a offering for sale of debentures”

CPFL ENERGIA S.A.
Corporate Taxpayers’ ID (CNPJ) No. 02.429.144/0001 -93
Rua Gomes de Carvalho, nº 1.510, 14º andar, conjunto 1.402 - São Paulo - SP

ISIN: BRCPFEDBS028

Rating (Standard & Poor’s): “brA+”

BANCO CITIBANK S.A., financial institution integrating the securities distribution system, with headquarters in the City and State of São Paulo, located at Avenida Paulista, 1111, 2º andar, part, registered under Corporate Taxpayer’s ID (CNPJ/MF) 33.479.023/0001 -80 (“Lead Manager”) announces, together with BB BANCO DE INVESTIMENTO S.A., financial institution integrating the securities distribution system, with headquarters in the City and State of Rio de Janeiro, located at Rua Senador Dantas, 105, 36º andar, registered under Corporate Taxpayer’s ID (CNPJ/MF) 24.933.830/0001 -30 (“Coordinator”), that all forty-five thousand (45,000) simple, registered, book-entry debentures, not convertible into shares, in a sole series and of subordinated type, in the unit face value of ten thousand reais (R$10,000.00), relating to CPFL ENERGIA S.A.’s 3rd Issue, were fully subscribed and paid-up on the issue date, that is, September 3, 2007, amounting to:

R$450,000,000.00

The Issuer’s Board of Directors Meeting held on August 29, 2007 approved the 3rd Issue of Debentures, duly filed at the Board of Trade of the State of São Paulo (JUCESP) under No. 339.250/07 -0 on September 11, 2007 and published in the Official Gazette of the State of São Paulo and Valor Econômico Newspaper on September 13, 2007.

PLACEMENT OF DEBENTURES	ACQUIRERS	DEBENTURES ACQUIRED
Individuals	-	-
Investment Clubs	-	-
Investment Funds	25	20,625
Private Pension Entities	-	-
Insurance Companies	-	-
Foreign Investors	-	-
Financial Institutions Related to the Issuer and Coordinators of the Public Distribution	-	-
Other Financial Institutions	-	-
Other Legal Entities Related to the Issuer or the Coordinators of the Public Offering	2	24,375
Other Legal Entities	-	-
Partners, Representatives and other Persons Related to the Issuer and Coordinators of the Public Distributions	-	-
TOTAL	27	45,000

REGISTRATION WITH THE EXCHANGE AND SECURITIES COMMISSION UNDER No. CVM/SRE/DEB/2007/042 ON OCTOBER 25, 2007.

AGENT BANK AND BOOK-KEEPING AGENT OF THE ISSUE
BANCO BRADESCO S.A. – Corporate Taxypayers’ ID No. 60.746.948/0001 -12 - Cidade de Deus - Prédio Amarelo - 2º andar - Osasco - Brasil

“This public offering/program was prepared in accordance with the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Distribution and Acquisition of Securities, which is registered in the 4th Office of Registration of Securities and Documents of the County of São Paulo, State of São Paulo, under no. 4890254; thus, this present public offering/program meets the minimum information standards contained in the code, and any responsibility for the referred information, for the quality of the issuer and/or offerers, of the participant institutions and of the securities purpose of the public offering/program, is not incumbent upon ANBID.”

COORDINATORS

BANCO CITIBANK S.A. IS THE LEAD MANAGER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.